FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2003


                        Commission File Number 000-30678

                               GLOBAL SOURCES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

                                  Canon's Court
                               22 Victoria Street
                            Hamilton, HM 12, Bermuda
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   /X/             Form 40-F   / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes / /                     No   /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                TABLE OF CONTENTS


Signatures

Exhibit 1         Press Release dated November 27, 2003



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Other Events.


     On November 27, 2003, Global Sources Ltd. issued a press release, a copy of which is attached as Exhibit 99.1 to this Form 6-K and hereby incorporated by reference herein.




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Financial Statements and Exhibits.


Exhibit 99.1 Press Release dated November 27, 2003.



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GLOBAL SOURCES LTD.
                                    (Registrant)


                                    By:  /s/ Eddie Heng Teng Hua
                                         ---------------------------------------
                                         Name:    Eddie Heng Teng Hua
                                         Title:   Director and Chief
                                                  Financial Officer

Date: December 3, 2003


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                                                                    Exhibit 99.1

                                  Press Release


FOR IMMEDIATE RELEASE

                                           Global Sources Investor contact:
                                           David K. Waldman/ John Heilshorn
                                           Lippert/Heilshorn & Associates, Inc.
                                           Tel:  1 212 838 3777
                                           Fax:  1 212 838 4568
                                           e-mail:  dwaldman@lhai.com

Global Sources contact in Asia:            Global Sources contact in U.S.:
Camellia So                                James W.W. Strachan
Tel:  852 2555 5044                        Tel:  1 602 978 7504
Fax:  852 2518 8764                        Fax:  1 602 978 7512
e-mail:  cso@globalsources.com             e-mail:  strachan@globalsources.com



NEW YORK, Nov. 27, 2003-- Global Sources Ltd. (Nasdaq NM: GSOL) announced today that Merle A. Hinrichs, the chairman and chief executive officer of Global Sources acquired 13,667,132 Common Shares of Global Sources Ltd., representing
51.9 percent of the outstanding Common Shares, from Hung Lay Si Co. Ltd. After giving effect to this purchase, Mr. Hinrichs owns approximately 67.2 percent of the outstanding Common Shares. As consideration for the purchase of the Common Shares, Mr. Hinrichs has agreed to pay to Hung Lay Si Co. Ltd. $109,337,056, payable on November 27, 2013. Mr. Hinrichs also has the right to prepay such amount at any time. Pending payment of such amount, Hung Lay Si Co. Ltd. will have a security interest in Common Shares by Mr. Hinrichs.

About Global Sources


Global Sources creates and facilitates global trade between buyers and suppliers, by providing the right information, at the right time, in the right format. Our integrated sourcing and marketing solutions enable importers to buy, and exporters to sell, more effectively and profitably.

We aggregate and format industry-specific supplier and product information, and deliver this content to our buyer community worldwide through our leading network of 12 vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs, and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of over 398,000 active buyers in over 230 countries and territories. These buyers generate more than
3.6 million inquiries annually for nearly 140,000 suppliers through Global Sources Online alone. We offer extensive supplier enablement capabilities in Greater China and other leading supply markets through 63 content management offices and 700 sales representatives, who make approximately 40,000 supplier visits monthly. In mainland China, we have 22 years on-the-ground presence, supported by 900 team members in 43 locations throughout the country.


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Global Sources' solutions are based on 33 years as a trade magazine publisher serving the global trade community, 13 years as a trade management software developer, 12 years as manager of trade shows in Asia, and 8 years as an online marketplace operator.




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